SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

QUICKSILVER RESOURCES INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

74837R104
(CUSIP Number)

SPO Advisory Corp.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

With a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 16, 2011
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 15 pages
CUSIP No. 74837R104

1	NAME OF REPORTING PERSON

SPO Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

23,311,254(1)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

23,311,254(1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,311,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%
14	TYPE OF REPORTING PERSON

PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 15 pages
CUSIP No. 74837R104

1	NAME OF REPORTING PERSON

SPO Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

23,311,254(1)(2)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

23,311,254(1)(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,311,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%
14	TYPE OF REPORTING PERSON

PN

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

Page 4 of 15 pages
CUSIP No. 74837R104

1	NAME OF REPORTING PERSON

San Francisco Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,673,900(1)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

1,673,900(1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,673,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 15 pages
CUSIP No. 74837R104

1	NAME OF REPORTING PERSON

SF Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,673,900(1)(2)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

1,673,900(1)(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,673,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

Page 6 of 15 pages
CUSIP No. 74837R104

1	NAME OF REPORTING PERSON

SPO Advisory Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

24,985,154(1)(2)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

24,985,154(1)(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,985,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%
14	TYPE OF REPORTING PERSON

CO

(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 23,311,254 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 1,673,900 of such shares.

(2)	Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and Edward H. McDermott.

Page 7 of 15 pages
CUSIP No. 74837R104

1	NAME OF REPORTING PERSONS

John H. Scully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

19,900(1)
	8	SHARED VOTING POWER

24,985,154(2)
	9	SOLE DISPOSITIVE POWER

19,900(1)
	10	SHARED DISPOSITIVE POWER

24,985,154(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,005,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares are held in Mr. Scully’s Individual Retirement Account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 8 of 15 pages
CUSIP No. 74837R104

1	NAME OF REPORTING PERSONS

William E. Oberndorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

155,400(1)
	8	SHARED VOTING POWER

24,985,154(2)
	9	SOLE DISPOSITIVE POWER

155,400(1)
	10	SHARED DISPOSITIVE POWER

24,985,154(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,140,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares are held in Mr. Oberndorf’s Individual Retirement Account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 9 of 15 pages
CUSIP No. 74837R104

1	NAME OF REPORTING PERSONS

Edward H. McDermott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,300(1)
	8	SHARED VOTING POWER

24,985,154(2)
	9	SOLE DISPOSITIVE POWER

2,300(1)
	10	SHARED DISPOSITIVE POWER

24,985,154(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,987,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares are held in Mr. McDermott’s Individual Retirement Account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 10 of 15 pages

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2010, as amended on October 18, 2010 (“Amendment No. 1”), October 26, 2010 (“Amendment No. 2”) and February 23, 2011 (“Amendment No. 3”) (as so amended, the “Schedule 13D”)  by the Reporting Persons.  This Amendment, and the Schedule 13D, relates to the shares of Common Stock, par value $0.01 per share (the “Shares”) of Quicksilver Resources, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 777 West Rosedale, Fort Worth, Texas 76104.  Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.  Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect.

Page 11 of 15 pages

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the Shares reported herein for investment purposes.  In light of current economic and industry conditions, the Reporting Persons have had and currently intend to continue to have in the future, discussions with management of the Issuer concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business, financing and strategic alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares and other securities of the Issuer.

On October 18, 2010, Quicksilver Energy, L.P. and members of the Darden family (the “Darden Family Interests”) filed an amendment to their Schedule 13D, disclosing an interest in exploring possible strategic alternatives, which could include, among other things, a possible take private transaction of the Issuer by the Darden Family Interests.  The Reporting Persons have also expressed an interest in receiving nonpublic information and engaging in discussions with the Darden Family Interests regarding strategic alternatives for the Issuer.  As any discussions between the Darden Family Interests and SPO would require the Issuer to amend its rights plan, the Darden Family Interests requested such an amendment to permit those discussions.  In addition, the Darden Family Interests also requested that their financial advisors and SPO be granted access to certain nonpublic information of the Issuer, subject to customary nondisclosure agreements. On October 24, 2010, the transaction committee of the board of the Issuer advised the Darden Family interests that it did not intend to amend the Issuer’s rights plan to permit discussions between SPO and the Darden Family Interests at that time.

On October 26, 2010, SPO Partners II, L.P. entered into a Confidentiality Agreement (the “Confidentiality Agreement”) with the Issuer pursuant to which the Issuer will make available to SPO Partners II, L.P. certain nonpublic information regarding the Issuer.  In addition, the Confidentiality Agreement also prevents, for a period of eighteen months, SPO Partners II, L.P. (and any person acting on its behalf) from (i) acquiring, agreeing to acquire, proposing, seeking or offering to acquire, or facilitating the acquisition or ownership of, any securities or assets of the Issuer or any of its subsidiaries, (ii) entering, agreeing to enter, proposing, seeking or offering to enter into or facilitate any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Issuer or any of its subsidiaries, (iii) making, or in any way participating or engaging in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Issuer or any person controlling the Issuer, (iv) forming, joining or in any way participating in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any voting securities of the Issuer, (v) otherwise acting, alone or in concert with others, to seek to control or influence the management or the policies of the Issuer,

Page 12 of 15 pages

(vi) disclosing any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing or (vii) advising, assisting or encouraging or entering into any discussions, negotiations, agreements or arrangements with any other person in connection with the foregoing.  SPO Partners II, L.P. also agreed that it and its affiliates would not, for a period of two years, directly or indirectly solicit or encourage any executive officer or other senior officer employed by the Issuer to leave the employ of the Issuer.

On February 23, 2011, the Issuer and SPO Partners II, L.P. entered into a limited waiver of certain provisions of the Confidentiality Agreement (the “Limited Waiver”), which permits SPO and its advisors to enter into certain discussions with the Darden Family Interests, its advisors and certain other potential equity investors approved by the transaction committee of the board of the Issuer (the “Other Potential Equity Investors”) for a period of twenty-one days following the execution of the Limited Waiver.  The sole topic of discussion permitted by the Limited Waiver is the formulation of a non-binding indication of interest regarding a potential acquisition of the Issuer, which may include, to extent necessary in connection with such formulation, communications with respect to the Issuer’s corporate governance arrangements following the consummation of an acquisition of the Issuer and valuation models and the Issuer’s business.  SPO, the Darden Family Interests and any Other Potential Equity Investors are specifically precluded under the terms of the Limited Waiver from entering into any binding agreement, arrangement or understanding relating to the acquisition, holding, voting or disposition of any of the Issuer’s securities.

Concurrently with the execution of the Amendment, the Issuer amended its rights plan, such that none of the Darden Family Interests, SPO or any of the Other Potential Equity Investors will become an “Acquiring Person” within the meaning of the rights plan solely as a result of engaging in communications permitted under the Limited Waiver.

On March 16, 2011, SPO informed the Issuer and the Darden Family Interests that it had determined not to pursue an acquisition of the Issuer at this time.  As a result, SPO has not requested any extension to the Limited Waiver, which by its terms expired on March 16, 2011.  Each of the Reporting Persons will continue, from time to time, to review its investment position in the Issuer and may, depending on the market and other conditions and applicable legal constraints, increase or decrease its investment position in the Shares or other Securities of the Issuer.

Page 13 of 15 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information included in Item 4 with respect to the Confidentiality Agreement and the Limited Waiver is incorporated in this Item 6 by reference.

Other than as disclosed in Item 4 of this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A:	Agreement pursuant to Rule 13d-1(k)

Exhibit B:	Power of Attorney (previously filed)

Page 14 of 15 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2011	By:	/s/ Kim M. Silva
	Name:	Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
WILLIAM E. OBERNDORF (1)
EDWARD H. MCDERMOTT (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

Page 15 of 15 pages

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney (previously filed)